SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   FORM 12b-25


                                              Commission File Number: 333-148833



                           NOTIFICATION OF LATE FILING


(Check One):
[X] Form 10-K  [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form 10-D
[ ] Form N-SAR [ ] Form N-CSR

    For Period Ended: December 31, 2009

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:  N/A

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A


                         PART I. REGISTRANT INFORMATION


Full name of registrant: SPECTRUMDNA, INC.

Former name if applicable:  N/A

Address of principal executive office (Street and number):

1700 Park Avenue, Suite 2020, PO Box 682798

City, State and Zip Code:

Park City, UT 84068



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                        Part II. RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                               PART III. NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

                            SEE RIDER ANNEXED HERETO.

                           PART IV. OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification: Name: Rebecca D. Hershinger Area Code and Telephone Number: (435) 658-1349

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If the answer is no,
identify report(s).              [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                 [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SPECTRUMDNA, INC. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: March 31, 2010                BY:    /s/ James A. Banister
                                           ---------------------
                                    Name:  James A. Banister
                                    Title: Chief Executive Officer



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                                    ATTENTION
   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).


SPECTRUMDNA, INC.

RIDER TO FORM 12b-25

PART III - NARRATIVE

The Registrant's Annual Report on Form 10-K for the year ended December 31, 2009 cannot be filed within the prescribed time period because the Registrant requires additional time for compilation and review to insure adequate disclosure of certain information required to be included in the Form 10-K. The Registrant's Annual Report on Form 10-K will be filed on or before the 15th calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(3) The Registrant anticipates that its revenues for the year ended December 31, 2009 will be approximately $150,000 compared to revenues of $68,000 achieved during the year ended December 31, 2008. The revenues in 2009 resulted from sales relating to the Addictionary enginet and various service functions. During the year ended December 31, 2008, we had a net loss of $2,559,000 and we anticipate our net loss will be $2,433,000 for 2009. Such decrease in our net loss is primarily due to increased revenues and decreases in operating expenses offset by an increase in interest expense.





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